

March 26, 2013

J.C. Stefan Spicer
President and Chief Executive Officer
Central Fund of Canada Limited
Hallmark Estates, #805
1323-15th Avenue S.W.
Calgary, Alberta T3C 0X8
Canada

>   **Re: Central Fund of Canada Limited**
>   **Annual Report on Form 40-F**
>   **Filed December 12, 2012**
>   **File No. 001-09038**

Dear Mr. Spicer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Principal Assets, page 7

1.   We note your disclosure with respect to the composition of the gold and silver assets held. In future Exchange Act reports, please revise to discuss the party responsible for verifying the disclosure of the amount of the gold and silver. Additionally, to the extent a party has optional inspection rights, please specify if those rights were exercised in the reporting period.

2.   We note your disclosure that the gold and silver bullion are stored in the vaults of the Canadian Imperial Bank of Commerce. In future Exchange Act reports, please revise to disclose the costs of such warehousing.

J.C. Stefan Spicer
Central Fund of Canada Limited
March 26, 2013
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief